2004
Annual Report



GALAXY
ENERGY CORPORATION



AT A GLANCE

Galaxy Energy Corporation (OTC BB: GAXI) is in the business of oil and gas exploration and production. We are currently conducting exploration activities and/or acquiring leases on coalbed methane (CBM) and other unconventional and conventional natural gas properties in Wyoming, Montana, Colorado and other areas that offer attractive exploitation opportunities for natural gas. To date, we have focused our exploration operations on portions of our 90,000+ net acres of CBM prospects in the Powder River Basin of Wyoming and Montana. In February of 2004, we initiated an aggressive CBM drilling and development program near Sheridan, Wyoming. As of April 27, 2005, we had interests in 157 completed wells and 67 additional wells in various stages of completion on our Powder River Basin leases. Our present leases will accommodate more than 600 total CBM wells when the properties are fully developed.

THE FACTS ABOUT COALBED METHANE

Methane is the clean-burning primary component of natural gas. Coalbed methane (CBM), also called coalbed natural gas, refers to methane gas that is trapped in coal beds. This gas is used to heat homes and businesses, to provide energy for commercial uses, and as fuel for electrical power generation plants.

The methane is held within coal seams by water pressure. The extraction of coalbed methane involves pumping water from the coal seam aquifer in order to reduce the water pressure that is trapping the gas in the coal. As this water pressure is reduced, the gas flows to the well and rises to the wellhead at the surface. From there it is piped away to a compressor where it is combined with CBM from other wells. The gas then travels by pipeline to the buyer.

CBM in the Powder River Basin is found at relatively shallow predictable depths, which means that exploration and development costs are generally much lower than for deeper, more geologically complex oil and gas exploration projects.

CBM production from the Powder River Basin has climbed rapidly since the mid-1990s, when 4.8 billion cubic feet of gas were produced by 158 wells in 1995. Annual CBM production from the Powder River Basin for 2004 was 328.0 billion cubic feet from 13,600 wells. (Source: Wyoming Oil and Gas Conservation Commission).

TO OUR SHAREHOLDERS

We are extremely pleased to present you with our 2004 Annual Report to Shareholders.

2004 was a year of heavy drilling activity for Galaxy Energy that continues into the present year. In 2004 we drilled and began to dewater a large number of coalbed methane (CBM) gas wells, and we saw the first production of natural gas from our leases in the Powder River Basin.

In last year's Annual Report to Shareholders, we described our strategy for short-term growth as being tied to the aggressive development of our CBM properties in the Powder River Basin. 2004 marked the successful implementation of that strategy: we secured coalbed natural gas leases with reasonable terms and provisions, we secured adequate funding to continue our aggressive development program in the Powder River Basin, and we engaged in efficient operations on our leases and began converting natural gas in the ground to revenues on our income statement.

This year, we are very pleased to deliver to you the details our first full year of drilling and development operations on our CBM leases in the Powder River Basin. In a capsule, here are the results of this program to date:

- As of April 27, 2005, we had interests in 157 completed wells and we had an additional 67 wells in various stages of completion.
- As of this writing, 37 of the completed wells are producing gas at various levels of production as the wells continue to dewater.
- Total cumulative gas production from these wells is currently averaging about 1.1 million cubic feet per day.
- During the three months ended February 28, 2005 we recorded natural gas sales volumes of 28,935 mcf compared to zero sales volume in the same period in 2004.

While gas production today is in the embryonic stages company-wide, daily production levels are expected to steadily increase as dewatering and field support operations continue throughout 2005.

As of this writing we have about 70 CBM wells currently dewatering, with some of these wells delivering gas into the sales line as noted above. Dewatering of a CBM well generally occurs over a period of approximately three to nine months. This process is key to CBM production because the decreasing pressure as water is removed from above the producing coal seam allows the methane gas to begin to flow. Increased gas sales from these wells and others that we continue to complete and dewater during the year should occur in the second quarter of 2005, with increasing amounts of gas coming on line throughout the year. We will continue to drill and dewater new wells on an ongoing basis, as long as we are able attract the external capital needed to develop our properties.

During 2004, we engaged in several financing transactions that raised almost $33 million. These funds allow our drilling and field development program to continue at the present pace. These along with additional financings in 2005 and the growing cash flow from our production will allow us to further strengthen our acreage portfolio in the Rocky Mountains as attractive opportunities become available.

To that end, in March 2005, we agreed to acquire through a wholly owned subsidiary, an initial 58 1/3% working interest in approximately 4,000 net undeveloped acres in the Piceance Basin in Colorado. We believe that this new unconventional gas project provides an attractive opportunity for Galaxy, and it allows us to capitalize on the outstanding technical capabilities and experience of our management team and staff, most of whom have been developing non-conventional gas reserves in the Rocky Mountains for most of their careers.

Our tasks now are to establish reserves on our properties and to place our properties into production. We look forward to the eventual full development of our Rocky Mountain CBM assets and to converting steadily growing natural gas sales into increasing revenues on our income statement. We value you as a Galaxy shareholder. Your commitment has resulted in the success that we have enjoyed to date. We will keep you informed of the company's progress in these endeavors, and we will let you know of our participation in exciting new projects as we continue to execute our business plan in 2005 and beyond.

Sincerely,

Marc E. Bruner

Marc E. Bruner
President
Galaxy Energy Corporation



SUMMARY OF OPERATIONS

Leiter Field / Wyoming

We have a 100% working interest in leases covering 15,657 acres near Leiter, Wyoming. These leases specify a 20% royalty interest. The project area is 20 to 30 miles west of the main north-south CBM fairway in Campbell County, Wyoming, and is approximately 9 miles west of the nearest established CBM production. Most of our acreage is positioned along roads and pipelines. Crossing our leased property, there is 20-inch gas transmission line, on which a compressor station that we will use is currently being constructed and U.S. Highway 14, which provides year-round access, runs through the project area.

We have drilled the first 47 wells in our drilling program to develop the potential productive seams and intend to maintain and develop the Leiter area as long as it produces marketable quantities of gas. We have determined that the initial target seams will be the Cook, Wall, and Pawnee seams at depths of 1,700 to 2,500 feet. These zones have exhibited the highest consistent gas shows in the area and comprise 35 to 40 feet of total coal across an interval of approximately 100 feet. Depending on pricing and water disposal capacity, an additional 70 to 80 feet of shallower prospective coal could be accessed through future perforations or by drilling additional wells to accelerate gas production.

Through April 27, 2005, we purchased five existing non-producing natural gas wells, drilled 44 new wells and set seven-inch production casing in those wells, completed downhole work in most wells, installed gathering system and infrastructure to most wells, and commenced location surveying, permit procedures, and obtained surface use agreement approval for an additional portion of these leases.



Kirby Prospect Area
Castle Rock Prospect Area
Galaxy Acreage
Leiter Estate
Pipeline Ridge
Buffalo Run
Horse Hill
Beaver Creek
West Recluse Field
Glasgow Field
Montana
Powder River Basin
Wyoming
PARK
TETON
SHERIDAN
BIG HORN
JOHNSON
CAMPBELL
CROOK
WESTON
WASHAKIE
HOT SPRINGS
NATRONA
CONVERSE
NIOBRARA
SUBLETTE
FREMONT
CARBON
LINCOLN
ALBANY
PLATTE
GOSHEN
UINTA
SWEETWATER
LARAMIE

Buffalo Run, Pipeline Ridge, Horse Hill, and Dutch Creek / Wyoming

In January 2004, we acquired an operating interest in 61 non-producing CBM wells and approximately 12,000 gross acres in the Powder River Basin in Wyoming. This property is located approximately 12 miles southeast of Sheridan, Wyoming.

The project area contains up to eight separate coals, ranging in depth from 150 feet to 1,800 feet. Coal thickness ranges from 20 feet to 70 feet, generally thinning with depth. We estimate that full development of this project area would include the drilling of up to 280 wells, with up to four coal zone completions per well.

The four projects are in the early implementation stages with 99 wells drilled to various depths as of April 27, 2005. Of these, 66 have been completed and approximately three-fourths of those exhibit shut-in gas pressures at the wellhead while the remaining wells have all had significant gas shows during drilling and completion operations. We are presently involved in expansion of infrastructure necessary to move this gas to market. In the Pipeline Ridge portion of this project area, the gathering system has been completed together with the installation of a compressor station on the adjacent pipeline. Thirty-one wells are being dewatered and prepared for initial gas sales into this pipeline.

Beaver Creek / Wyoming

In April 2004, we acquired various working interests in approximately 27,000 net acres adjacent to, and in the vicinity of our other acreage near Sheridan, Wyoming. This project is also in the early implementation stage with 22 wells drilled to various depths as of April 27, 2005. Of these, seven have been completed, but are not yet connected to a gathering system. Plans are being developed to include these 22 wells in expanded production pilot projects, which are then expected to be followed by full development of the related areas.



Glasgow and West Recluse / Wyoming

In June 2004, we entered into a letter of intent to acquire approximately 4,400 net acres of oil and gas leases in Campbell and Converse Counties, Wyoming. As of April 27, 2005, a total of 40 wells have been drilled on the acreage, 39 of which have been completed. Of these wells, 37 were producing gas at various levels of production as they continue to dewater. As of this writing, gas production from these two areas is averaging over 1.1 million cubic feet per day. Gas production levels from these wells is increasing as dewatering operations continue.

Montana CBM Property

On August 5, 2003, we entered into a Lease Option and Acquisition Agreement to acquire up to 50% of Quaneco LLC's 50% working interest in certain oil and gas leases covering approximately 214,000 gross acres in the Powder River Basin area of Montana. To date, we have acquired a 12.5% working interest in the property, and have determined not to increase our working interest position beyond our existing 12.5%.

The primary geologic target associated in the acreage is natural gas from shallow coal beds located at depths of 200 feet to 2,500 feet. Multiple coal seams are present in this prospect area, with a total coal thickness of approximately 100 feet. There are several surface structures and faults in the prospect area that were mapped by the U.S. Geological Survey and the Montana Bureau of Mines. We believe that these structural features are expected to enhance the CBM gas production. Data used in defining the prospect area was taken from these agencies, as well as information from abandoned deeper oil and gas wells drilled in the area. CBM gas production has been established approximately 6 miles south of the area where cumulative production to date is about 20 billion cubic feet of natural gas.

This acreage is divided into two projects: the Kirby prospect and the Castle Rock prospect. Galaxy is currently participating in the first phase of a planned exploration for the Kirby Area. Operations are underway with 16 wells of an initial 18 well pilot program having been drilled and field facilities construction having begun. A second pilot project is scheduled to begin this year in the Castle Rock project. Negotiations are underway for construction of gas sales pipeline projects to both of these areas.

Piceance Basin / Colorado

In March 2005, we entered into an agreement to acquire an initial 58-1/3% working interest in 4,000 net undeveloped mineral acres in the Piceance Basin in Colorado. This is an unconventional natural gas project with what we believe to be significant potential. Initial wells are planned to be drilled in this Area in 2005 and 2006.

Texas and European Properties

In 2004 and through March of 2005, we did not engage in any drilling or development activities on our acreage in Romania and Germany, as held through various license and concession agreements by our wholly owned Pannonian International subsidiary, nor did we begin operations on our properties in East Texas. We determined to focus the majority of our resources and efforts in the near term on developing and producing coalbed methane from our Rocky Mountain acreage.



POWDER RIVER BASIN WELL COUNT

The following table summarizes the status of our Powder River Basin wells as of April 27, 2005:

	Producing gas	Shut-in/being completed	Water disposal
Glasgow/West Recluse	37	3	-
Pipeline Ridge	-	38	5
Leiter	-	47	2
Buffalo Run, Beaver Creek, Horse Hill, Dutch Creek	-	83	-
Montana	-	16	-
Total	37	187	7

TABLE OF CONTENTS

OVERVIEW

Management believes the completion of its fiscal quarter ended February 29, 2004 marked the completion of its first phase of its business plan. The goals of the first phase were to obtain promising oil and gas properties in the Powder River Basin of Wyoming and Montana and adequate funding to pay for those properties and commence drilling operations. To accomplish those goals, we needed to build our corporate infrastructure and make the investing public aware of our presence. We believed that by so doing, we could raise the capital we needed from the sale of our securities and use shares of our common stock to pay for property acquisitions.

Our goal for the second phase of our business plan, which commenced March 1, 2004, was to determine the potential of our properties. We believed that by so doing, we could develop a plan to secure additional funding for what is hoped to be development drilling projects. During the second half of the fiscal year ended November 30, 2004, we raised additional funding for our coal bed methane development program in the Powder River Basin of Wyoming. We raised additional funds to diversify our property position and acquire oil and gas properties in the Piceance Basin of Colorado in March 2005.

Our tasks now are to establish reserves on our properties and to place our properties into production. We had interests in 160 completed wells and 69 wells in various stages of completion as of March 4, 2005. While we recorded our first revenues from natural gas sales during the fiscal year ended November 30, 2004, we expect to generate significantly more revenues during the current fiscal year. We anticipate that these revenues, while significantly larger than in fiscal 2004, will not be sufficient to fund completely our planned operations and commitments. Accordingly, we will continue to raise funds from external sources, such as the sale of equity and/or debt securities. We believe, however, that our recent property acquisition in the Piceance Basin, as well as the results from our drilling operations in the Powder River Basin, will enhance our ability to obtain such financing on suitable terms.

RESULTS OF OPERATIONS

Year Ended November 30, 2004 Compared to Year Ended November 30, 2003. During the year ended November 30 2004 we recorded our first revenues from natural gas sales from initial production from 5 wells acquired in June 2004 and from 10 additional wells drilled and completed during the year. We recorded $122,455 of natural gas sales and $59,247 of lease operating and production tax expense on net sales volumes of 26,247 mcf. Depreciation, depletion and amortization ("DD&A") expenses associated with the gas sales were $47,944 or $1.83 per mcf. Because the production history of the producing wells is not sufficient to enable us to recognize proved reserves, we calculated DD&A on the basis of costs incurred on producing wells and the estimated productive life of the wells.

We recorded interest income earned on cash deposits in commercial banks of $51,396 in 2004 compared to $-0- in 2003. The cash deposits resulted from our financing and fund raising activities during the year.

For the year ended November 30, 2004 and 2003, we recorded general and administrative costs of $3,517,218 and $2,095,495, respectively. Significant expenses in 2004 included: salaries and benefits of $569,454; professional and consulting fees of $638,485; travel and entertainment, primarily related to financing activities, of $447,200; legal expenses of $581,393; investor relations of $537,090; office lease and expenses of $266,040 and directors fees of $180,000. Comparative amounts for 2003 were: salaries and benefits of $258,686; professional and consulting fees of $446,724; travel and entertainment primarily related to financing activities of $321,463; legal expenses of $381,166; investor relations of $380,243; office lease and expenses of $116,070 and directors fees of $27,500. The 2004 increases reflect our significantly higher level of operational activity, including the oil and gas property acquisitions and the drilling of 120 wells during the year. During fiscal 2004, we relocated our headquarters to Denver from Miami, entered into an office lease to accommodate the larger number of staff, and completed five registration statements for the resale of our equity securities. These activities required significant increases in legal, accounting and consulting fees to accomplish successfully.

We recorded $76,390 of DD&A expenses in 2004 compared to $685 in 2003. The increase reflects depreciation of furniture and equipment of $20,683 in 2004 versus $685 in 2003, DD&A and abandonment of oil and gas properties of $52,944 in 2004 compared to $-0- in 2003, and depreciation and accretion of the asset retirement obligation of $2,763 in 2004 compared to $-0- in 2003.

We recorded interest and financing costs of $6,352,100 in 2004 compared to $417,646 in 2003. The 2004 expense is comprised of interest on 7% convertible debentures, the convertible notes and other notes payable of $848,157, liquidated damages related to the Securities Purchase Agreements for the convertible debentures and the December 2003 private placement of common stock in the amounts of $404,000 and $35,050 respectively, the amortization of the discount on the convertible debentures and convertible notes of $1,645,431, amortization of deferred financing costs of $442,817, and the write-off of the balance of unamortized discount and deferred financing costs relating to the convertible debentures in the amounts of $2,537,518 and $441,886, respectively. The liquidated damages were assessed in accordance with the terms of the respective Securities Purchase Agreements and reflect the fact we were unable meet the deadline for registration of the common stock to become effective as required by such agreements. See Note 5 and Note 6 to the financial statements for a complete discussion of the discount and the beneficial conversion feature on the convertible debentures and convertible notes payable. The 2003 expense is comprised of interest on 7% convertible debentures and other notes payable of $75,967, the amortization of the discount on the convertible debentures of $292,682, and $48,997 of amortization of deferred financing costs.

Our loss for the year ended November 30, 2004 of $9,831,104 increased the accumulated deficit as of that date to $13,550,765.

Year Ended November 30, 2003 Compared to Period from Inception (June 18, 2002) to November 30, 2002. For the year ended November 30, 2003, we incurred operating expenses of $2,161,949, primarily for legal expenses ($381,166), investor relations ($374,275), interest expense ($368,649), travel and entertainment ($321,463), management fees to Resource Venture Management ($320,000), and payroll salaries and taxes ($258,686). These expenses were incurred in the effort to acquire the oil and gas properties described above and secure the funding necessary to carry out the acquisitions. Included in investor relations expenses were amounts incurred with public relations firms for website development and hosting, writing and disseminating press releases and company profile pieces, and responding to investor and shareholder inquiries. In addition, we expensed $65,769 as a result of our decision not to exercise an option to acquire additional leases in Wyoming and Pannonian's decision to abandon a property in Australia.

For the period from inception to November 30, 2002, we incurred operating expenses of $1,140,066, primarily for contract services – Resource Venture Management ($692,500), consulting fees and payroll ($125,265), legal fees ($103,314), and travel and entertainment ($102,479).

Financing Activities. Since inception, we have funded our operating and investing activities through the sale of our debt and equity securities, raising net proceeds of $850,500 through the period ended November 30, 2002, net proceeds of $6,151,278 for the year ended November 30, 2003, and net proceeds of $32,946,190 for the fiscal year ended November 30, 2004.

From December 2002 through May 2003, we sold 1,602,000 shares of common stock for gross proceeds of $1,602,000. In October 2003, we completed a $5,640,000 private placement of 7% secured convertible debentures and warrants, due two years from date of issue and secured by substantially all of our assets. Debentures purchasers received five-year warrants to purchase 2,867,797 shares of common stock at an exercise price of $0.71 per share and 2,867,797 shares of common stock at an exercise price of $0.83 per share. We filed a registration statement covering the shares underlying the debentures and warrants, but did not meet the deadline associated with this filing obligation. We paid a penalty of $404,000 to the holders of the debentures. During the year ended November 30, 2004, all of the debentures were converted at $0.59 per share into 9,559,322 shares of common stock.

In December 2003, we completed a private placement of 2,503,571 shares of our common stock and warrants to purchase 500,715 common shares, resulting in gross proceeds of $3,505,000. The warrants were exercisable for a four-year period at an original price of $2.71 per share. In accordance with the terms of the warrants, the exercise price has been reset and these warrants are currently exercisable at $1.54 per share. We granted registration rights to the purchasers in this private placement.

We completed a second private placement of 6,637,671 shares of our common stock and warrants to purchase 1,327,535 common shares in January 2004, resulting in gross proceeds of $11,947,800. The warrants were exercisable for a five-year period at an original price of $4.05 per share. In accordance with the terms of the warrants, the exercise price has been reset and these warrants are currently exercisable at $1.54 per share. We granted registration rights to the purchasers in this private placement as well.

In August and October 2004, we completed two tranches of a private placement of senior secured convertible notes and warrants. Gross proceeds from the initial tranche were $15,000,000, while gross proceeds from the second tranche were $5,000,000. The notes pay interest at the prime rate plus 7.25% per annum, mature two years from the date of issue, are collateralized by substantially all of our assets, and are convertible into 10,695,187 shares of our common stock based on a conversion price of $1.87 per share. We paid accrued interest on the principal amount of the notes on January 14, 2005 and became obligated to pay monthly principal installments of $833,333 plus accrued interest as of March 1, 2005. At our option, and assuming the satisfaction of certain conditions, we may pay the monthly installments in cash or through a partial conversion of the notes into shares of our common stock at a conversion rate equal to the lesser of $1.87 or 93% of the then current market price. Note purchasers received three-year warrants to purchase 5,194,806 shares of common stock at $1.54 per share.

Operating and Investing Activities. Our financing activities described above have provided sufficient cash for our operating and investing activities. For the 2004 fiscal year, we used $24,671,863 for operating and investing activities, as compared to $3,953,078 for fiscal 2003. We expended $34,029,772 on oil and gas property acquisition, drilling, completion and construction of facilities in 2004, and had $10,513,847 of cash at November 30, 2004. In comparison, we expended $2,306,409 on property acquisition costs during the fiscal year ended November 30, 2003, and had $2,239,520 of cash at November 30, 2003.

Working Capital Deficiency. At November 30, 2004, we had a working capital deficiency of $626,108, compared to a working capital position of $1,756,776 at November 30, 2003. Included in the working capital deficiency at November 30, 2004 was accrued interest payable on convertible notes of $565,684 due on January 14, 2005, and $6,249,557 of convertible note payments due in the next twelve months. In order to maximize the cash we have available for our drilling operations, we elected to pay such accrued interest through the conversion of shares under the terms of the notes rather than with cash. The total of such accrued interest amount was converted into 722,567 common shares at various conversion rates based upon the trading price of our common stock as required under the terms of the notes. A total of $1,148,401.83 was due under the notes on March 1, 2005. This included a principal repayment of $833,333 plus interest at 12.5% for the period from January 14, 2005 to March 1, 2005. We elected to pay such amount with $474,217.13 in cash and the remainder in converted stock. Such conversion was made by the noteholders on March 1, 2005 and a total of 433,671 shares of common stock were issued to the noteholders on that date.

We may, subject to certain conditions, continue to make payment of these amounts due on the convertible notes in shares of common stock rather than cash. We intend to closely monitor the trading volume and price of our common stock throughout the life of the convertible debentures to determine the optimum repayment mix of cash and common stock. At November 30, 2004, we had initial production from 15 wells. We plan to utilize our available cash to complete and connect to pipelines up to 140 additional wells during the first part of the current fiscal year. Management believes that natural gas production from these wells will generate revenues sufficient to service the cash portion of the debt repayment schedule, if any.

We are addressing our working capital deficiency through the sale of our common stock and debt securities. In December 2004, we received $451,272 from the exercise of 635,594 warrants at a price of $.71 per share. Under the terms of securities purchase agreements dated March 1, 2005, we sold $7,695,000 of senior subordinated convertible notes and three year warrants to purchase 1,637,234 shares of common stock at $1.88 per share.

Management believes these transactions are an indication of our ability to generate additional capital to meet our obligations during the next year. However, our drilling program for the coming year will require additional capital and will require us to raise additional funds by selling equity securities, issuing debt, selling assets, or engaging in farm-outs or similar types of arrangements. Any financing obtained through the sale of our equity will likely result in additional dilution to our stockholders. If we are forced to sell assets to meet our operating and capital requirements, we may not realize the full market value of the assets and the sales price could be less than our carrying value of the assets.

SCHEDULE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our obligations and commitments to make future payments under our notes payable, operating leases, employment contracts and consulting agreement for the periods specified as of November 30, 2004.

	Payments due by period				
Contractual obligations (1)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Convertible Notes Payable (2)					
Principal	$20,000,000	$7,500,000	$12,500,000	--	--
Interest	3,575,777	2,536,108	1,039,669	--	--
Notes payable & accrued interest	2,876,443	2,118,492	757,951	--	--
Office Leases	117,622	50,541	67,081	--	--
TOTAL	$26,569,842	$12,205,141	$14,364,701		

(1) This table excludes the costs of drilling obligations in our European permits, as we have not determined that we will conduct those operations. In the event we do not fulfill those drilling obligations, we will forfeit the permit. We have excluded asset retirement obligations because we are not able to precisely predict the timing for these amounts.

(2) Under certain conditions, as described elsewhere in this report, we have the option to pay the principal and interest with shares of common stock instead of cash. Interest payments were calculated using an interest rate of 11.75% from August 19, 2004 through October 4, 2004; 12% from October 4, 2004 through January 4, 2005 and 12.5% thereafter.

PLAN OF OPERATION

In addition to the above obligations, at November 30, 2004, we intended to utilize our available cash for the following capital expenditures on our oil and gas projects:

(1) $6,380,000 for operations to complete existing wells, to construct necessary production and gathering facilities and infrastructure to commence gas production in the Leiter, Buffalo Run, Pipeline Ridge, Horse Hill, Dutch Creek, Glasgow and West Recluse areas of Wyoming; and

(2) $235,000 to participate in a 16 well pilot program including related permitting costs, in Montana.

As of March 15, 2005, we have made most of the expenditures identified in paragraph 1 above and approximately half of the expenditures identified in paragraph 2 above, leaving less than $2,000,000 to be spent as described.

As described in Item 2. Properties of our form 10K, we entered into an agreement to acquire a working interest in the Piceance Basin in Colorado. Funding for our share of acquisition and project costs was financed through a private placement of $7,695,000 in senior subordinated convertible notes and warrants. The unsecured notes are due June 1, 2007 and may be converted by the holders into shares of common stock at a price of $1.88 per share. The note holders also received three-year warrants to purchase 1,637,234 shares of common stock at $1.88 per share. We have agreed to register the shares underlying the notes and warrants.

Our ability to complete all the drilling activities described above and to meet our commitments and obligations is dependent upon the success of the drilling program and the amount of cash flow generated from the sale of oil and gas from the wells drilled. We continue to pursue funding and industry participation alternatives to ensure our ability to continue to acquire additional acreage and complete additional drilling activity. In addition, we believe our ability to fund our activities and meet our commitments is dependent upon the trading volume and price of our common stock. If our stock trades at prices above the exercise prices of outstanding warrants and conversion prices of outstanding debt securities, we may be able to obtain cash through the exercise of warrants and pay our debt obligations with the issuance of our stock.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

Oil and Gas Properties

We follow the full cost method of accounting for oil and gas operations. Under this method, all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the equivalent conversion based upon relative energy content.

In applying the full cost method, we perform a ceiling test whereby the carrying value of oil and gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Costs related to undeveloped oil and gas properties are excluded from the ceiling tests. Discounted net cash flow, utilizing a

10% discount rate, is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings. At November 30, 2004, 2003 and 2002, there were no proved reserves. Costs of oil and gas properties are considered unevaluated at November 30, 2004, 2003 and 2002.

Asset Retirement Obligation

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. Our asset retirement obligations ("ARO") relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of our oil and gas properties. Prior to adoption of this statement, such obligations were accrued ratably over the productive lives of the assets through its depreciation, depletion and amortization for oil and gas properties without recording a separate liability for such amounts.

During the year ended November 30, 2004, we, through acquisition and drilling, acquired working interests in 176 natural gas wells. A limited number of these wells had initial gas production during the period, and the others are in various stages of completion and hook up at November 30, 2004. We adopted the provisions of SFAS 143 to record the ARO associated with all wells in which we own an interest on the date such obligation arose. Depreciation of the related asset, and accretion of the ARO on wells from which production has commenced, has been calculated using our estimate of the life of the wells, based upon the lives of comparable wells in the area. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of oil and gas, future inflation rates and the credit-adjusted risk-free interest rate.

Impairment of long-lived assets

Our long-lived assets include property and equipment. We assess impairment of long-lived assets whenever changes or events indicate that the carrying value may not be recoverable. In performing our assessment we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates change in the future we may be required to record impairment charges against these respective assets.

Stock based compensation

Options that we may grant to employees under our stock option plan are accounted for by using the intrinsic method under APB Opinion 25, Accounting for Stock Issued to Employees (APB 25). In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No.123, Accounting for Stock-Based Compensation (SFAS123), which defines a fair value based method of accounting for stock options. The accounting standards prescribed by SFAS 123 are optional and we have continued to account for stock options under the intrinsic value method specified in APB 25.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and amends SFAS 95, Statement of Cash Flows.

SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard will be effective for us, beginning August 1, 2005. We have not yet completed our evaluation but expect the adoption to have an effect on the financial statements similar to the pro-forma effects reported above.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB 29, Accounting for Nonmonetary Transactions. This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS 153 will have a material impact on our financial statements.

The Securities and Exchange Commission has issued Staff Accounting Bulletin (SAB) No. 106 regarding the application of SFAS 143, "Accounting for Asset Retirement Obligations," on oil and gas producing entities that use the full cost accounting method. It states that after adoption of SFAS 143, the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet should be excluded from the present value of estimated future net cash flows used for the full cost ceiling test calculation. SAB No. 106 will be effective for us once we have proved reserves and will exclude the future cash flows from settling asset retirement obligations in our ceiling test computation upon having proved reserves.

To the Board of Directors
Galaxy Energy Corporation
Denver, CO

We have audited the consolidated balance sheet of Galaxy Energy Corporation and subsidiaries (the "Company"), a development stage company, as of November 30, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for year ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The financial statements of the Company as of November 30, 2003 and for the year then ended, and the period from inception (June 18, 2002) to November, 30, 2002, and the period from inception (June 18, 2002) to November 30, 2003 were audited by other auditors, whose report dated February 24, 2004, expressed an unqualified opinion on those financial statements. We have audited the combination in the accompanying statements of operations, stockholders' equity, and cash flows for the period from inception (June 18, 2002) to November 30, 2003 into the period from inception (June 18, 2002) to November 30, 2004. In our opinion, such financial statements have been properly combined.

Hein & Associates LLP

Denver, Colorado
March 15, 2005

To The Board of Directors and Stockholders
Galaxy Energy Corporation

We have audited the accompanying consolidated balance sheet of Galaxy Energy Corporation (formerly Galaxy Investments, Inc.) (a development stage company) as of November 30, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended November 30, 2003, for the period from inception (June 18, 2002) to November 30, 2002 and cumulative amounts from inception (June 18, 2002) to November 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Energy Corporation as of November 30, 2003, and the results of its operations and its cash flows for the year ended November 30, 2003, for the period from inception (June 18, 2002) to November 30, 2002 and cumulative amounts from inception (June 18, 2002) to November 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Wheeler Wasoff, P.C.

Denver, Colorado
February 24, 2004

CONSOLIDATED BALANCE SHEETS

November 30, 2004 and 2003

ASSETS	2004	2003
Current assets		
Cash and cash equivalents	$ 10,513,847	$ 2,239,520
Accounts receivable	43,786	-
Prepaid and other	154,216	54,573
Total Current Assets	10,711,849	2,294,093
Undeveloped oil and gas assets, at cost, full cost method of accounting	37,491,529	2,799,720
Furniture and equipment, net	130,083	4,527
Other assets		
Deferred financing costs, net	1,310,650	547,133
Other	4,054	9,960
	1,314,704	557,093
Total Assets	$ 49,648,165	$ 5,655,433

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003
Current liabilities		
Accounts payable and accrued expenses	$ 2,152,977	$ 194,933
Accounts payable – related party	113,758	160,032
Current portion of notes payable – related party	15,946	107,632
Current portion of convertible notes payable, net	6,249,557	
Notes payable	2,100,000	
Interest payable	705,719	74,720
Total Current Liabilities	11,337,957	537,317
Long term obligations		
Convertible notes payable, net	10,415,928	-
Notes payable	500,000	-
Convertible debentures, net	-	2,461,611
Notes payable – related party	-	21,946
Asset retirement obligation	713,073	-
Total long term obligations	11,629,001	2,483,557
Commitments and contingencies (Notes 2, 11 and 12)		
Stockholders' equity		
Preferred stock, $.001 par value		
Authorized – 25,000,000 shares		
Issued – none	-	-
Common stock, $.001 par value		
Authorized – 400,000,000 shares and 100,000,000 shares		
Issued and outstanding – 58,817,509 shares and 33,971,503 shares	58,818	33,972
Capital in excess of par value	40,173,154	6,320,248
Deficit accumulated during the development stage	(13,550,765)	(3,719,661)
Total Stockholders' Equity	26,681,207	2,634,559
Total Liabilities and Stockholders' Equity	$ 49,648,165	$ 5,655,433

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended November 30, 2004	Year Ended November 30, 2003	Period from Inception (June 18, 2002) to November 30, 2002	Cumulative from Inception (June 18, 2002) to November 30, 2004
Revenue				
Natural gas sales	$ 122,455	$ -	$ -	$ 122,455
Costs and expenses				
Lease operating expense	59,247	-	-	59,247
General and administrative	3,517,218	2,095,495	1,140,066	6,752,779
Abandoned oil and gas properties	-	65,769	-	65,769
Depreciation and amortization	76,390	685	-	77,075
	3,652,855	2,161,949	1,140,066	6,954,870
Other income (expense)				
Interest income	51,396	-	-	51,396
Interest expense and financing costs	(6,352,100)	(417,646)	-	(6,769,746)
	(6,300,704)	(417,646)	-	(6,718,350)
Net (Loss)	$ (9,831,104)	$(2,579,595)	$ (1,140,066)	$ (13,550,765)
Net (loss) per common share – basic and diluted	$ (0.18)	$ (0.08)	$ (0.04)	$ (0.34)
Weighted average number of common shares outstanding basic and diluted	53,488,853	32,391,981	27,837,822	40,178,384

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from Inception (June 18, 2002) to November 30, 2002, and years ended November, 30, 2003 and 2004

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	(Deficit) Accumulated During the Development Stage
Balance, June 18, 2002 (inception)	-	$ -	$ -	$ -
Issuance of common stock for services at $.05 per share	4,000,000	4,000	196,000	-
Sale of common stock for cash at:				
$.001 per share	11,500,000	11,500	-	-
$.02 per share	500,000	500	9,500	-
$.05 per share	3,000,000	3,000	147,000	-
$.34 per share	1,997,058	1,997	677,003	-
Recapitalization of shares issued prior to merger	9,028,000	9,028	(69,359)	-
Net loss	-	-	-	(1,140,066)
Balance, November 30, 2002	30,025,058	30,025	960,144	(1,140,066)
Issuance of common stock for cash at $1.00 per share	1,602,000	1,602	1,600,398	-
Costs of offering	-	-	(2,170)	-
Issuance of common stock for services at:				
$ .91 per share	60,000	60	54,540	-
$ 1.00 per share	10,000	10	9,990	-
Issuance of common stock to related party upon conversion of outstanding debt at $1.00 per share	233,204	233	232,971	-
Issuance of common stock to related party for services at $1.00 per share	90,000	90	89,910	-
Issuance of common stock to acquire Subsidiary	1,951,241	1,952	(204,184)	-
Discount on convertible debentures due to issuance of detachable warrants and beneficial conversion feature	-	-	3,471,071	-
Warrants issued to placement agent in connection with convertible debenture offering	-	-	107,578	-
Net loss	-	-	-	(2,579,595)
Balance, November 30, 2003	33,971,503	$ 33,972	$ 6,320,248	$ (3,719,661)

The accompanying notes are an integral part of these consolidated financial statements.

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	(Deficit) Accumulated During the Development Stage
Issuance of common stock upon warrant conversion	45,763	$ 46	$ 26,954	$ -
Issuance of common stock for cash at $1.40 per share	2,503,571	2,504	3,502,496	-
Warrants issued to placement agents in connection with issuance of common stock	-	-	157,599	-
Costs of offering	-	-	(449,439)	-
Issuance of common stock for oil and gas properties at $1.40 per share	2,000,000	2,000	2,798,000	-
Issuance of common stock for oil and gas properties at $1.80 per share	3,000,000	3,000	5,397,000	-
Issuance of common stock for cash at $1.80 per share	6,637,671	6,638	11,941,161	-
Warrants issued to placement agents in connection with issuance of common stock	-	-	900,504	-
Costs of offering	-	-	(1,784,448)	-
Issuance of common stock for oil and gas properties at $2.63 per share	360,000	360	946,440	-
Issuance of common stock upon conversion of convertible debenture and accrued interest	9,579,788	9,579	5,642,496	-
Issuance of common stock for cashless exercise of placement agent warrants	719,213	719	(719)	-
Discount on convertible notes payable due to issuance of detachable warrants	-	-	4,336,316	-
Warrants issued to placement agents in connection with convertible notes payable	-	-	404,021	-
Stock based compensation costs for stock options granted to non-employees	-	-	34,525	-
Net loss	-	-	-	(9,831,104)
Balance, November 30, 2004	58,817,509	$ 58,818	$ 40,173,154	$(13,550,765)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30, 2004	Year Ended November 30, 2003	Period from Inception (June 18, 2002) to November 30, 2002	Cumulative from Inception (June 18, 2002) to November 30, 2004
Cash flows from operating activities				
Net loss	$ (9,831,104)	$(2,579,595)	$ (1,140,066)	$ (13,550,765)
Adjustments to reconcile net loss to net cash used by operating activities				
Stock for services	-	64,600	200,000	264,600
Stock for services – related	-	90,000	-	90,000
Stock for debt-related	-	233,204	-	233,204
Amortization of discount on convertible debentures	1,642,675	292,682	-	1,935,357
Amortization of deferred financing costs	442,816	48,997	-	491,813
Writeoff of discount on convertible debentures and warrants upon conversion	2,537,518	-	-	2,537,518
Writeoff of deferred financing costs upon conversion	441,886			441,886
Compensation expense on vested stock options to non-employees	34,521	-	-	34,521
Depreciation, depletion, and amortization expense	76,390	685	-	77,075
Abandonment of oil and gas properties	-	65,769	-	65,769
Other	12,075	11,178	-	23,253
Changes in assets and liabilities				
Accounts payable	(63,539)	(303,488)	284,344	(82,683)
Accounts payable – related	(46,274)	(73,172)	233,204	113,758
Interest payable	631,000	74,720	-	705,720
Prepaids and other current assets	(142,523)	(54,573)	-	(197,097)
Other	4,973	-	(9,960)	(4,987)
Net cash used by operating activities	(4,259,586)	(2,128,993)	(432,478)	(6,821,058)
Cash flows from investing activities				
Additions to oil and gas properties	(20,266,368)	(1,787,926)	(351,883)	(22,406,176)
Purchase of furniture and equipment	(145,909)	(2,419)	(2,793)	(151,121)
Advance to affiliate	-	(35,000)	(25,000)	(60,000)
Cash received upon recapitalization and merger	-	1,260	2,974	4,234
Net cash used in investing activities	(20,412,277)	(1,824,085)	(376,702)	(22,613,063)

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended November 30, 2004	Year Ended November 30, 2003	Period from Inception (June 18, 2002) to November 30, 2002	Cumulative from Inception (June 18, 2002) to November 30, 2004
Cash flows from financing activities				
Proceeds from sale of common stock	15,452,800	1,602,000	850,500	17,905,300
Proceeds from the sale of convertible notes payable	20,000,000	-	-	20,000,000
Proceeds from sale of convertible debentures	-	5,040,000	-	5,040,000
Debt and stock offering costs	(2,419,978)	(490,722)	-	(2,910,700)
Payment of note payable – related party	(113,632)	-	-	(113,632)
Proceeds from exercise of placement agent warrants	27,000	-	-	27,000
Net cash provided by financing activities	32,946,190	6,151,278	850,500	39,947,968
Net increase in cash	8,274,327	2,198,200	41,320	10,513,847
Cash and cash equivalents, beginning of periods	2,239,520	41,320	-	-
Cash and cash equivalents, end of periods	$ 10,513,847	$ 2,239,520	$ 41,320	$ 10,513,847
Supplemental schedule of cash flow information				
Cash paid for interest	$ 205,084	$ 3,617	$ -	$ 208,701
Supplemental disclosures of non-cash investing and financing activities				
Debt incurred for oil and gas properties	$ 2,600,000	$ 600,000	$ 446,000	$ 3,646,000
Stock issued for services	$ -	$ 154,600	$ 200,000	$ 354,600
Stock issued for interest and debt	$ 12,075	$ 233,204	$ -	$ 245,279
Stock issued for convertible debt	$ 5,640,000	$ -	$ -	$ 5,640,000
Warrants issued for offering and financing costs	$ 1,462,124	$ 107,578	$ -	$ 1,569,702
Discount on convertible notes and debentures issued	$ 4,336,316	$ 3,471,001	$ -	$ 7,807,387
Conversion of interest to debt	$ -	$ 11,178	$ -	$ 11,178
Stock issued for subsidiary – related	$ -	$ (202,232)	$ -	$ (202,232)
Stock issued for oil and gas properties	$ 9,146,800	$ -	$ -	$ 9,146,800

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS COMBINATIONS

Galaxy Energy Corporation (the "Company") was incorporated under the laws of the State of Colorado on December 17, 1999, for the purpose of acquiring and developing mineral properties. On November 13, 2002, the Company completed an Agreement and Plan of Reorganization (the "Agreement") whereby it issued 20,997,058 shares of its common stock to acquire all of the shares of Dolphin Energy Corporation ("Dolphin"), a private corporation incorporated on June 18, 2002, under the laws of the State of Nevada. The Company was a public company and had no operations prior to entering into the Agreement. Dolphin, an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves in the western United States, is considered a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7. Dolphin was an exploration stage oil and gas company and had not earned any production revenue, nor found proved resources on any of its properties. Dolphin's principal activities had been raising capital through the sale of its securities and identifying and evaluating potential oil and gas properties.

As a result of this transaction, Dolphin became a wholly owned subsidiary of the Company. Since this transaction resulted in the former shareholders of Dolphin acquiring control of the Company, for financial reporting purposes the business combination was accounted for as an additional capitalization of the Company (a reverse acquisition with Dolphin as the accounting acquirer). Dolphin was deemed to be the purchaser and parent company for financial reporting purposes. Accordingly, its net assets were included in the consolidated balance sheet at their historical book value.

The fair value of the assets acquired and liabilities assumed pursuant to the transaction with Dolphin are as follows:

Net cash acquired	$ 2,974
Liabilities assumed	(63,305)
Common stock issued	$ (60,331)

On June 2, 2003, the Company completed a Share Exchange Agreement whereby it issued 1,951,241 shares of its common stock to acquire all the shares of Pannonian International, Ltd. ("Pannonian"), a related entity. Pannonian is a private corporation incorporated on January 18, 2000, under the laws of the State of Colorado. The shares issued were valued at the predecessor cost of the net assets of Pannonian acquired. Pannonian is an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves in Europe and is considered a development stage company as defined by SFAS 7. Pannonian has not earned any production revenue, nor has it found proved resources on any of its properties. As a result of the June 2, 2003 transaction, Pannonian became a wholly owned subsidiary of the Company.

The predecessor cost of the assets acquired and liabilities assumed pursuant to the transaction with Pannonian were:

Net cash acquired	$ 1,260
Undeveloped oil and gas properties	75,680
Liabilities assumed	(279,173)
Common stock issued	$ (202,233)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the Company for the period from November 13, 2002 to November 30, 2002, and its wholly owned subsidiary, Dolphin, for the period from June 18, 2002 to November 30, 2002. For the year ended November 30, 2003, the consolidated financial statements include the Company and Dolphin for the entire year and Pannonian from the effective date of the acquisition, June 2, 2003, to November 30, 2003. For the year ended November 30, 2004, the consolidated financial statements include the Company, Dolphin, and Pannonian. All significant intercompany transactions have been eliminated upon consolidation.

Liquidity

During the year ended November 30, 2004, the Company incurred a net loss of $9,831,104 and used cash for operating activities of $4,259,586. As of November 30, 2004, the Company had a working capital deficiency of $626,108. Included in current liabilities at November 30, 2004 is the current portion of convertible notes payable of $6,249,557 and related accrued interest of $565,685. The Company may, subject to certain conditions, make payment of these amounts in shares of common stock rather than cash. As discussed in Note 12, subsequent to November 30, 2004 the Company made principle and interest payments to the Convertible Note Holders in both common stock and cash; issued $7,695,000 in Senior Subordinated Convertible Notes; and has received $451,272 from the exercise of 635,594 warrants at a price of $.71 per share.

Management believes these transactions are an indication of the Company's ability to generate additional capital to meet its obligations during the next year. However, the Company's drilling program for the coming year will require additional capital and will require the Company to raise additional funds by selling securities, issuing debt, selling assets or farm-outs or similar type arrangements. Any financing obtained through the sale of the Company's equity will likely result in substantial dilution to the Company's stockholders. If the Company is forced to sell assets to meet its operating and capital requirements, it may not realize the full market value of the assets and the sales price could be less than the Company's carrying value of the assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial statements are based on a number of significant estimates, including oil and gas reserve quantities which are the basis for the calculation of depreciation, depletion and impairment of oil and gas properties, and timing and costs associated with its retirement obligations.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future. By definition, proved reserves and increase annual amortization expense (which is based on proved reserves).

Cash Equivalents
For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company may have cash in banks in excess of federally insured amounts.

Accounts Receivable and Credit Policies
The Company has certain trade receivables consisting of oil and gas sales obligations due under normal trade terms. Management regularly reviews trade receivables and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may not be collectible. At November 30, 2004, the Company has determined no allowance for uncollectible receivables is necessary.

Oil and Gas Properties
The Company utilizes the full cost method of accounting for oil and gas activities. Under this method, subject to a limitation based on estimated value, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, are capitalized within a cost center. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of oil and gas properties and the gain significantly alters the relationship between capitalized costs and proved oil and gas reserves of the cost center. Depreciation, depletion and amortization of oil and gas properties is computed on the units of production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves.

Capitalized costs of oil and gas properties may not exceed an amount equal to the present value, discounted at 10%, of the estimated future net cash flows from proved oil and gas reserves plus the cost, or estimated fair market value, if lower, of unproved properties. Should capitalized costs exceed this ceiling, an impairment is recognized. The present value of estimated future net cash flows is computed by applying year end prices of oil and natural gas to estimated future production of proved oil and gas reserves as of year end, less estimated future expenditures to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions. As of November 30, 2004, the Company has recognized initial natural gas production from a number of its wells; however, due to the limited production history, all oil and gas property costs are considered to be unevaluated and are recorded at the lower of cost or fair market value.

Impairment
The Company applies SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Oil and gas properties accounted for using the full cost method of accounting, the method utilized by the Company, are excluded from this requirement, but will continue to be subject to the ceiling test limitations as described above.

The Company's exploration projects in Texas continue to be evaluated, and management believes that the carrying costs of these projects are recoverable.

During the year ended November 30, 2003, the Company charged operations $65,769 for abandonment of unevaluated properties.

As of November 30, 2004, there were no reserves associated with the European properties. The company's oil and gas prospects in Europe consist of undeveloped properties of approximately $85,909, and there were neither revenues nor expenses recognized in conjunction with these properties. The Company is pursuing the exploration of its European prospects, and management believes that the carrying cost of these prospects is recoverable. Should the company be unsuccessful in its European exploration activities, the carrying cost of these prospects will be charged to operations.

Property and Equipment
Furniture and equipment is recorded at cost. Depreciation is to be provided by use of the straight-line method over the estimated useful lives of the related assets of three to five years. Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Long-lived assets, other than oil and gas properties, are evaluated for impairment to determine if current circumstances and market conditions indicate the carrying amount may not be recoverable. The Company has not recognized any impairment losses on non oil and gas long-lived assets.

Depreciation expense of $20,353 and $685 was recorded for the years ended November 30, 2004 and 2003. No depreciation expense was recorded for the period from inception (June 18, 2002) to November 30, 2002.

Deferred Financing Costs
The Company capitalizes costs associated with the issuance of debt instruments. These costs are amortized on a straight-line basis over the term of the debt agreements. Amortization expense of deferred financing costs were $442,816 and $48,997 for the years ended November 30, 2004 and 2003, respectively.

Asset Retirement Obligation
In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company's asset retirement obligations ("ARO") relate primarily to the plugging, dismantlement, removal, site reclamation and similar activities of its oil and gas properties.

During the year ended November 30, 2004, the Company, through acquisition and drilling, acquired working interests in 176 natural gas wells. A limited number of these wells had initial gas production during the period, and the others are in various stages of completion and hook up at November 30, 2004. The Company adopted the provisions of SFAS 143 to record the ARO associated with all wells in which the Company owns an interest on the date such obligation arose. Depreciation of the related asset, and accretion of the ARO on wells from which production has commenced, has been calculated using the Company's estimate of the life of the wells, based upon the lives of comparable wells in the area. The amounts recognized upon adoption are based upon numerous estimates and assumptions, including future retirement costs, future recoverable quantities of oil and gas, future inflation rates and the credit-adjusted risk-free interest rate.

The information below reflects the change in the ARO during the year ended November 30, 2004:

Asset retirement obligation beginning of year	$ -
Liabilities incurred	710,431
Accretion	2,642
Asset retirement obligation end of year	$ 713,073

Fair Value

The carrying amount reported in the balance sheet for cash, accounts receivable, prepaids, and accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments.

Based upon the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.

Income Taxes

The Company has adopted the provisions of SFAS 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of exploration and development costs on oil and gas properties, depreciation and depletion, asset retirement obligation, and amortization of discount on convertible debentures.

Revenue Recognition

The Company recognizes oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells. The Company has no gas balancing arrangements in place. Natural gas sold is not significantly different for the Company's product entitlement.

Gas Balancing

The Company uses the sales method of accounting for gas balancing of gas production, and would recognize a liability if the existing proven reserves were not adequate to cover the current imbalance situation. As of November 30, 2004, the Company's gas production is in balance.

Share Based Compensation

In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Pronouncement Bulletin Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company has elected to continue to account for its employee stock compensation plans as prescribed under APB 25. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS 123, the Company's net (loss) and (loss) per share for the year ended November 30, 2004 would have been adjusted to the pro-forma amounts indicated below.

	2004	2003
Net loss		
As reported	$ (9,831,104)	$ (2,579,595)
Add stock based compensation included in reported net loss	34,525	-
Deduct stock based compensation expense determined under fair value method	(1,868,653)	-
Pro forma net loss	$ (11,665,232)	$ (2,579,595)
Net (loss) per share		
As reported	$ (0.18)	$ (0.08)
Pro forma	$ (0.22)	$ (0.08)

The calculated value of stock options granted under these plans, following calculation methods prescribed by SFAS 123, uses the Black-Scholes stock option pricing model with the following assumptions used:

	2004	2003
Expected option life-years	10	10
Risk-free interest rate	2 - 4.75%	3.625%
Dividend yield	0	0
Volatility	79 - 110%	39%

There were no options granted in the period from inception (June 18, 2002) to November 30, 2002.

(Loss) Per Common Share

Basic (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Convertible equity instruments such as stock options, warrants, convertible debentures and notes payable are excluded from the computation of diluted loss per share, as the effect of the assumed exercises would be antidilutive.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company maintains cash accounts at one financial institution. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

The Company has concentrated its United States exploration and production activities primarily in the Rocky Mountain region, specifically in coal bed methane prospects of the Powder River Basin areas of Wyoming and Montana. As of November 30, 2004, the Company had recorded no proved reserves. The Company is in the process of completing and hooking up a number of wells on its prospects in the Powder River Basin, and management believes that the carrying cost of these prospects is recoverable.

All sales of oil and gas were made to one customer, Enserco Energy, Inc.

Reclassification

Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 financial statement presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and amends SFAS 95, Statement of Cash Flows.

SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard will be effective for the company, beginning August 1, 2005. The Company has not yet completed their evaluation but expects the adoption to have an effect on the financial statements similar to the pro-forma effects reported above.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, which changes the guidance in APB 29, Accounting for Nonmonetary Transactions. This Statement amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 153 will have a material impact on the Company's financial statements.

The Securities and Exchange Commission has issued Staff Accounting Bulletin (SAB) No. 106 regarding the application of SFAS 143, "Accounting for Asset Retirement Obligations," on oil and gas producing entities that use the full cost accounting method. It states that after adoption of SFAS 143, the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet should be excluded from the present value of estimated future net cash flows used for the full cost ceiling test calculation. SAB No. 106 will be effective for the Company once the Company has proved reserves and will exclude the future cash flows from settling asset retirement obligations in its ceiling test computation upon having proved reserves.

NOTE 3 — PROPERTY & EQUIPMENT

Oil and gas properties

At November 30, 2004, the Company's oil and gas properties consist of oil and gas lease acquisition costs and capitalized drilling, completion and facility costs. The Company had no proved reserves and all properties are considered to be unevaluated.

During the year ended November 30, 2004, the Company acquired interests in 176 natural gas wells in the Powder River Basin either through acquisition or drilling. Fifteen wells have had initial production but due to the lack of sufficient production history, proved reserves have not been determined. The remaining wells are in various stages of completion or awaiting hook up to pipelines.

Wyoming

On December 22, 2003, the Company completed the acquisition of unevaluated oil and gas leases in the Powder River Basin near Leiter, Wyoming, together with five non-producing wells drilled by the previous operator for $1,000,000 cash and 2,000,000 shares of common stock valued at $1.40 per share. Under the terms of the agreement, as amended, the Company is obligated to drill a total of 125 wells on the leased acreage by December 31, 2005. As of November 30, 2004, 43 wells have been drilled toward the commitment. If the Company fails to meet the 125 well commitment, it will retain its interest in only the 80 acres surrounding each well drilled at that date. All remaining acreage will be forfeited.

On January 15, 2004, the Company entered into an agreement with DAR, LLC, an unrelated entity, a Wyoming limited liability company, to acquire certain unevaluated oil and gas leases (the "Continental Acreage") in the Powder River Basin of Wyoming for approximately $2,764,000 in cash and debt and 3,000,000 shares of the Company's common stock valued at $1.80 per share.

On March 23, 2004, the Company completed the acquisition of an additional 35% working interest in the Continental acreage for $592,500.

On April 13, 2004, the Company entered into an agreement with an individual to increase its working interest in a portion of the Continental acreage. The acquisition price for the additional working interest was $300,000 in cash and 360,000 shares of the Company's common stock, valued at the market price as of closing, $2.63 per share.

On April 30, 2004, the Company acquired various working interests in unevaluated oil and gas leases adjacent to, and in the vicinity of, the Continental acreage for $739,550.

On June 16, 2004, the Company entered into an agreement to acquire oil and gas leases in Campbell and Converse Counties. Under the terms of the agreement, the Company committed to pay 100% of the cost to drill twelve wells on the acreage, to earn a 50% interest in those wells along with a 50% working interest in nine existing wells, seven of which have been completed but had no production. The Company paid the seller $100,000 and had the right to acquire for an additional $1,900,000, a 90% working interest in the entire leasehold acreage including all wells on the property. On September 30, 2004, having drilled 16 wells on the acquired acreage and completed its drilling obligation, the Company exercised its option to acquire the additional working interest in the wells and a 90% working interest in the leasehold acreage in the prospects.

Montana

In August 2003, the Company entered into a Lease Option and Acquisition Agreement which gave the Company an option to acquire up to 50% of the seller's working interest in certain oil and gas leases covering approximately 214,000 gross acres in the Powder River Basin area of southern Montana. In 2003 and 2004, the Company made payments totaling $3,387,500, thereby acquiring a 12.5% working interest. On September 1, 2004, the Company determined not to increase its working interest position beyond its existing 12.5% and no further payments are due under the agreement.

Texas

Under the terms of an agreement executed March 6, 2003, the Company is engaged in an ongoing leasing program with Harbor Petroleum LLC ("Harbor") and Florida Energy, Inc. ("Florida") (both related parties) for the acquisition of oil, gas and mineral leases in Rusk and Nacogdoches Counties in the State of Texas.

European Properties

The Company, through its wholly-owned international operating subsidiary Pannonian International, Ltd., holds a 100% interest in a Concession of unevaluated acreage in the Jiu Valley Coal Basin in Romania. Concession terms require Pannonian to conduct a defined amount of exploratory work each year on the Concession or pay an equivalent amount to the Romanian Government. Pannonian has satisfied its expenditure obligation for the Concession year ended October 2004.

On December 12, 2003, Pannonian, together with two unrelated privately-held oil and gas companies, were granted an Exploration Permit to explore for natural gas within the unevaluated Neues Bergland Exploration Permit. The Permit has a 3-year term, and requires the drilling of a test borehole during 2005 to maintain the Permit.

Unevaluated Properties

At November 30, 2004 and 2003 the Company's unevaluated oil and gas properties consist of costs incurred in the following areas:

	2004	2003
Oil and gas properties – full cost method		
United States	$ 37,405,620	$ 2,732,486
Europe	85,909	67,234
	$ 37,491,529	$ 2,799,720

During the year ended November 30, 2004, the Company's oil and gas expenditures consisted of acquisition costs to purchase, lease or otherwise acquire properties, costs to drill complete and equip wells and costs to construct gathering systems and production facilities. The Company has realized initial production from fifteen wells. Due to the relatively short production history, the Company does not have sufficient production information by which reserves can be estimated. The Company has no proved reserves at November 30, 2004 and all oil and gas property costs relate to unevaluated properties.

The following table sets forth the capitalized costs incurred in our oil and gas acquisition and exploration activities:

	Year Ended		Period from inception (June 18, 2002) to November 30, 2002
	2004	2003	
Acquisition of unevaluated properties	$ 19,365,549	$ 2,306,409	$ 873,797
Exploration	14,664,223	-	-
Oil and gas expenditures	34,029,772	2,306,409	873,797
Asset retirement obligation	710,431	-	-
	$ 34,740,203	$ 2,306,409	$ 873,797

Through November 30, 2004, all oil and gas expenditures have been for the acquisition and exploration of unevaluated properties. As the Company completes the development of wells and commences production, all costs associated with those wells will be transferred to the amortization base. As of November 30, 2004, all oil and gas costs are excluded from amortization.

Furniture and equipment

At November 30, 2004 and 2003, furniture and equipment is as follows:

	2004	2003
Furniture and equipment	$ 151,122	$ 5,212
Less accumulated depreciation	(21,039)	(685)
	$ 130,083	$ 4,527

NOTE 4 - NOTES PAYABLE

Related Parties

At November 30, 2004 and 2003, notes payable to related parties consists of the following:

	2004	2003
Payable to Florida Energy,		
Due March 7, 2004, Interest rate - 7.5%	$ -	$ 50,000
Payable to the President of Pannonian		
Due February 5, 2005, Interest rate 6.5%	15,946	39,946
Payable to a company wholly owned by the President of Pannonian		
Due August 1, 2004, Interest rate 6.5%	-	17,132
Due October 5, 2001, Interest rate 15%	-	10,000
Due November 29, 2001, Interest rate 15%	-	10,000
Due January 12, 2002, Interest rate 15%	-	2,500
	15,946	129,578
Less current portion	(15,946)	(107,632)

Other

In connection with the acquisition of oil and gas properties from DAR LLC, the company issued a promissory note to DAR in the amount of $2,600,000. The note called for interest at a rate of 6% per annum and for principal payments of $1,000,000 on January 14, 2005 and $1,600,000 on June 24, 2005.

Subsequent to November 30, 2004, the Company entered into an amendment to the agreement with DAR whereby for the payment of $100,000 by January 21, 2005, the payment schedule was revised as follows:

Due on or before March 1, 2005	$ 500,000
Due on or before August 19, 2005	1,600,000
Due on or before January 13, 2006	500,000

NOTE 5 - CONVERTIBLE DEBENTURES

In October 2003, the Company completed a $5,640,000 private offering of 7% Secured Convertible Debentures and Warrants (the "Debentures"), due two years from date of issue, and secured by substantially all the Company's assets. Debenture purchasers received warrants to purchase 2,867,797 shares of the Company's common stock at an exercise price of $0.71 per share, and 2,867,797 shares at an exercise price of $0.83 per share, for a period of five years (the "debenture warrants").

The Company calculated the value of the debenture warrants and the beneficial conversion feature to the debentures in accordance with Emerging Issues Task Force Issue No. 98-5 ("EITF 98-5"), "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments." The fair value of the debenture warrants was estimated as of the issue date under the Black-Scholes pricing model, with the following assumptions: common stock based on a market price of $.63 and $.80 per share, zero dividends, expected volatility of 46% and 55%, risk free interest rate of 3.125% and expected life of five years. The fair value of the debenture warrants of $1,823,211, resulted in a discount to the debentures of $1,178,417, and a beneficial conversion feature to the debentures of $2,292,654. The beneficial conversion feature reflects the fact the market price of the Company's common stock exceeded the conversion price of the debentures as of the respective issue dates. The resulting discount attributable to the debenture warrants and the beneficial conversion feature of the debentures aggregating $3,471,071 was recorded as a discount to the debentures and was being amortized over the term of the debentures. Amortization of the discount of $292,682 and $643,630 is included in interest expense for the years ended November 30, 2003 and 2004, respectively.

During the year ended November 30, 2004, all investors converted their debentures into 9,558,332 shares of common stock, at a conversion rate of $.59 per share, in accordance with the terms of the Securities Purchase Agreement. On the dates of conversion, the unamortized discount attributable to the fair value of the debenture warrants, $864,722, and the unamortized discount attributable to the beneficial conversion feature, $1,672,796, is included in interest expense. At the date of conversion, certain investors elected to convert $12,075 of interest accrued through the conversion date into 20,466 shares of common stock, rather than cash payment.

Deferred financing costs associated with the debentures were amortized through the dates of conversion of the debentures into

2003, respectively. As of the conversion dates the remaining $441,886 unamortized balance of deferred financing costs was charged to operations as interest expense.

At November 30, 2003, convertible debentures consisted of:

Debentures issued September 24, 2003	$	3,100,000
Debentures issued October 3, 2003		2,540,000
Less: unamortized discount		(3,178,389)
	$	2,461,611

CONVERTIBLE NOTES PAYABLE

In August and October 2004, the Company completed two tranches of a private offering of Senior Secured Convertible Notes and Warrants (the "Notes"). Gross proceeds from the initial tranche of the offering were $15,000,000. Gross proceeds from the second tranche of the offering were $5,000,000. The Notes pay interest at the prime rate plus 7.25% per annum, mature two years from the date of issue, are collateralized by substantially all the Company's assets, and are convertible into 10,695,187 shares of the Company's common stock based on a conversion price of $1.87 per share. On January 14, 2005, the Company is obligated to pay accrued interest on the principal amount of the then outstanding Notes. Beginning March 1, 2005, and ending February 1, 2007, the Company is obligated to repay the Notes in monthly installments of principal in the amount of $833,333, plus accrued interest on the principal amount of the then outstanding Notes. At the Company's option, and assuming the satisfaction of certain conditions, the Company may pay the monthly installments in cash or through a partial conversion of the Notes into shares of the Company's common stock at a conversion rate equal to the lesser of $1.87 (as may be adjusted to prevent dilution), or 93% of the weighted average trading price of the Company's common stock on the trading day preceding the conversion. Note purchasers received warrants to purchase 5,194,806 shares of the Company's common stock at an exercise price of $1.54 per share, for a period of three years (the "Warrants").

Pursuant to EITF 98-5 and EITF 00-27, the fair value of the Warrants was estimated as of the issue date under the Black-Scholes pricing model, with the following assumptions: common stock based on a market price of $1.21 per share, zero dividends, expected volatility of 109.21%, risk free interest rate of 2.75% and expected life of three years. The fair value of the Warrants of $3,946,833, resulted in a discount to the notes of $4,336,316. Amortization of the discount of $1,001,801 is included in interest expense for the year ended November 30, 2004.

Deferred financing costs associated with the notes in the amount of $1,648,218 have been capitalized and are being amortized over the life of the notes. For the year November 30, 2004 amortization of financing costs of $337,569 was recorded as interest.

The placement agents for the notes received warrants to purchase 400,000 shares of the Company's common stock at an exercise price of $1.54 per share for a term of 5 years from the dates of grant. The $404,022 fair value of these warrants was estimated at the grant date under the Black-Scholes pricing model and has been recorded as financing costs.

At November 30, 2004, convertible notes payable debentures consisted of:

Notes payable issued August 19, 2004	$	15,000,000
Notes payable issued October 27, 2004		5,000,000
Less: unamortized discount		(3,334,515)
		16,665,485
Less current portion		(6,249,557)
Long term portion	$	10,415,928

At November 30, 2004, the Company's debt maturity schedule is as follows:

Years ended November 30,		
2005	$	9,615,946
2006		10,500,000
2007		2,500,000
	$	22,615,946

STOCKHOLDERS' EQUITY

Common Stock

During the year ended November 30, 2004, the Company issued shares of its common stock as follows:

- 45,763 shares for $27,000 cash for the exercise of 45,763 warrants at an exercise price of $0.59 per share
- 2,503,571 shares for cash at $1.40 per share
- 2,000,000 shares for partial consideration of acquired oil and gas properties at $1.40 per share
- 6,637,671 shares for cash of $1.80 per share
- 3,000,000 shares for partial consideration of acquired oil and gas properties at $1.80 per share
- 360,000 shares for partial consideration of acquired oil and gas properties at $2.63 share
- 1,525,424 shares upon conversion of $900,000 of convertible debentures at a conversion price of $.59 per share
- 8,033,898 shares upon conversion of $4,740,000 of convertible debentures at a conversion price of $.59 per share
- 20,466 shares upon conversion of $12,075 of accrued interest on convertible debentures at a conversion price of $.59 per share
- 371,206 shares issued in conjunction with the cashless exercise of 508,475 Series "A" warrants associated with the convertible debentures dated September 24, 2003
- 348,005 shares issued in conjunction with the cashless exercise of 508,475 Series "B" warrants associated with the convertible debentures dated October 3, 2003

During the year ended November 30, 2003, the Company issued shares of its common stock as follows:

- 1,602,000 shares for cash at $1.00 per share
- 10,000 shares for services at $1.00 per share
- 60,000 shares for services at $.91 per share
- 233,204 shares to Resource Venture Management (RVM), an entity owned by a founder of the Company, as payment of an outstanding debt, at $1.00 per share
- 90,000 shares to RVM for services rendered, valued at $90,000 ($1.00 per share)
- 1,951,241 shares to the shareholders of Pannonian in accordance with the Share Exchange Agreement to acquire all the outstanding shares of Pannonian (Note 1).

During the period ended November 30, 2002, the Company issued shares of its common stock as follows:

- 11,500,000 shares at inception to officers/directors/founders for cash at $.001 per share
- 500,000 shares for cash at $.02 per share
- 4,000,000 shares to RVM, for services rendered, valued at $200,000 ($.05 per share)
- 3,000,000 shares for cash at $.05 per share
- 1,997,058 shares for cash at $.34 per share

Effective November 13, 2002, the Company completed the acquisition of Dolphin (Note 1). In conjunction with the acquisition, the Company exchanged 20,997,058 shares of its common stock for 100% of the outstanding common shares of Dolphin. The 9,028,000 shares of common stock of the Company outstanding at the date of acquisition were recapitalized at the net asset value of the Company at that date of $(60,331). For financial statement reporting purposes this transaction was treated as a reverse acquisition whereby Dolphin was considered the surviving and reporting entity. For legal purposes, the Company remained as the surviving entity; therefore, the capital structure of the Company was accordingly restated.

The value of all common stock issued for non-cash consideration represents the non-discounted cash price of equivalent shares of the Company's common stock at the transaction date.

Warrants

In connection with the issuance of convertible debentures in September and October 2003, the Company issued warrants to purchase 2,867,797 shares of common stock at $.71 per share, and 2,867,797, shares of common stock at $.83 per share to purchasers of the debentures, and issued warrants to purchase 230,847 shares of common stock at $.59 per share to placement agents for the issue.

In connection with sales of common stock in December 2003 and January 2004, the Company issued warrants to purchase 500,715 shares of common stock at $2.71 per share, and 1,327,535 shares of common stock at $4.05 per share to purchasers of the stock, and issued warrants to purchase 105,166 and 358,435 shares of common stock at $1.40 and $1.80 per share, respectively, to placement agents for the issue. The fair value of the placement agent warrants, estimated as of the issue dates under the Black-Scholes pricing model, was $157,599 and $900,504 for the December 2003 and January 2004 common stock offerings, respectively. These amounts were recorded as issue costs for the respective common stock offerings. In accordance with the terms of the warrants, the exercise prices of those warrants with original exercise prices in excess of the exercise price of the warrants issued in association with the Senior Secured Convertible Note offering (see Note 6) have been reset to $1.54 per share.

In August 2004, in connection with the private placement of convertible notes, the Company issued warrants to purchase 5,194,806 shares of common stock at $1.54 per share for a period of three years. In addition, placement agents for the convertible notes received warrants to purchase 400,000 shares of common stock at $1.54 per share for a period of five years.

During the year ended November 30, 2004, certain holders of the warrants issued with the convertible debentures exercised their warrants. 45,763 shares of common stock were issued for $27,000 in cash, and 719,211 shares were issued upon exercise in accordance with the cashless exercise provisions of the Securities Purchase

As of November 30, 2004, warrants issued and outstanding are as follows:

Issue Date	Shares Exercisable	Exercise Price	Expiration Date
September 24, 2003	3,208,475	$ .59 - $ .83	September 24, 2008
October 3, 2003	678,305	$ .59 - $ .83	October 3, 2008
December 18, 2003	605,880	$1.40 - $1.54	December 17, 2007
January 15, 2004	1,685,970	$1.54	January 14, 2009
August 19, 2004	5,494,805	$1.54	August 18, 2009
October 27, 2004	100,000	$1.54	October 26, 2009
	11,773,435		

At November 30, 2004 and 2003 the weighted average exercise price for warrants outstanding is $1.27 and $.76, respectively, and the weighted average remaining contractual life is 3.4 and 4.8 years, respectively.

NOTE 8 – STOCK OPTION PLAN

The Company adopted the 2003 Stock Option Plan (the "Plan"), as amended. Under the Plan, stock options may be granted at an exercise price not less than the fair market value of the Company's common stock at the date of grant. Options may be granted to key employees and other persons who contribute to the success of the Company. The Company has reserved 6,500,000 (2004) and 3,500,000 (2003) shares of common stock for the plan. At November 30, 2004 and 2003, options to purchase 3,000,000 and 3,380,000 shares were available to be granted pursuant to the stock option plan.

The status of outstanding options granted pursuant to the plans are as follows:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Avg. Fair Value
Options Outstanding– November 30, 2002	-	$ -	$ -
Granted	120,000	$ 1.00	$ 0.52
Options Outstanding – November 30, 3003 (None exercisable)	120,000	$ 1.00	$ 0.52
Granted	3,500,000	$ 2.28	$ 2.07
Cancelled	(120,000)	$ 2.26	$ -
Options Outstanding – November 30, 2004 (921,250 exercisable)	3,500,000	$ 2.37	

There have been no options exercised to date.

The following table presents additional information related to the options outstanding at November 30, 2004:

Exercise price per share	Number of shares outstanding	Number of shares Exercisable	Weighted average remaining contractual life (Years)
$ 1.00	60,000	20,000	8.5
1.30	200,000	192,500	9.7
1.50	300,000	25,000	9.4
1.55	325,000	87,500	9.6
2.24	60,000	60,000	9.4
2.64	2,375,000	356,250	9.4
3.51	180,000	180,000	9.3
	3,500,000	921,250	9.4

NOTE 9 - INCOME TAXES

The Company follows the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities. At November 30, 2004, the Company had approximately $7,800,000 of net operating losses and $18,000 of statutory depletion carry forward for tax return purposes.

The income tax expense recorded in the consolidated statements of operations consists of the following:

	Years Ended November 30, 2004	2003
Current	$ -	$ -
Deferred	3,602,000	801,301
Less valuation allowance	(3,602,000)	(801,301)
	$ -	$ -

The effective income tax rate differs from the U.S. Federal statutory income tax rate due to the following:

	Years Ended November 30, 2004	2003
Federal statutory income tax rate	(34.0%)	(34.0%)
State income taxes	(3.3%)	(3.3%)
Permanent differences	15.1%	6.0%
Increase in valuation allowance	22.2%	31.3%
	-	-

The principal sources of temporary differences resulting in deferred tax assets and tax liabilities at November 30, 2004 are as follows:

	2004	2003
Deferred tax assets		
Asset retirement obligation	$ 265,000	$ -
Tax loss carryforward	3,671,000	801,000
Total deferred taxes	3,936,000	801,000
Deferred tax liabilities		
Intangible drilling and other exploration costs capitalized for financial reporting purposes	(319,000)	-
Other	(15,000)	-
Total deferred tax liabilities	(334,000)	-
Net deferred tax asset	3,602,000	801,000
Valuation allowance	(3,602,000)	(801,000)
Net deferred taxes	$ -	$ -

The valuation allowance increased by approximately $2,801,000 and $791,000 in 2004 and 2003, respectively.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company incurred consulting fees related to services provided by RVM in the amounts of $120,000, $320,000 and $462,000 for the years ended November 30, 2004, 2003 and 2002 respectively. RVM also billed the Company $79,929, $77,500 and $230,500 for reimbursement of costs and expenses incurred on behalf of the Company during the same years. During the year ended November 30, 2003 the Company issued 323,204 shares of common stock valued at $1.00 per share to RVM for outstanding debt at November 30, 2002 and services rendered in 2003. All other amounts paid in 2004, 2003 and 2002 were paid in cash. At November 30, 2004 and 2003 the Company included amounts due to RVM of $37,826 and $42,500, respectively, in accounts payable related parties.

Harbor is a company owned 50% and managed by the Company's Chief Operating Officer ("COO"). During the years ended November 30, 2004, 2003 and 2002, the Company incurred costs and expenses with Harbor as follows: $271,588, $344,294 and $355,817. Of those amounts, compensation expenses paid to Harbor for services provided by the COO and other Harbor staff, were $163,737, $90,210 and $89,200 for the corresponding years. Reimbursement of costs advanced by Harbor on behalf of the Company of $132,197 $254,084 and $266,617 were paid during the years ended November 30, 2004, 2003 and 2002, respectively.

Under the terms of the agreement between the Company, Harbor, and Florida, Harbor and Florida will each retain a 1% overriding royalty interest in the acquired leases, including those leases acquired as of the date of the agreement. However, with respect to 400 contiguous acres designated by Florida, Florida shall have a 3.125% overriding royalty instead of a 1% overriding royalty interest.

The Company incurred Directors fees totaling $180,000 and $27,500 during the years ended November 30, 2004 and 2003, of which $31,000 and $3,500 is included in accounts payable - related as of those dates.

In April, 2004, the Company executed a strategic consulting agreement with a member of the Company's Advisory Committee. Under the terms of the Agreement, the individual is to be paid a consulting fee of $95 per hour for all services in excess of 40 hours per calendar month and a location fee of $5,000 per well for each well drilled on the Company's acreage in the Powder River Basin in Wyoming and Montana. During the year ended November 30, 2004 the Company paid the individual $590,000 under the terms of the Agreement.

In connection with the acquisition of Pannonian, the Company assumed liabilities due from Pannonian to related parties including advances from the founder of the Company of $39,500; notes payable and accrued interest due to the President of Pannonian of $37,508; notes payable and accrued interest to a company wholly owned by the President of Pannonian of $44,400; and accounts payable to Directors of the Company for services rendered and costs advanced of $63,346.

During the period ended November 30, 2002, the Company incurred consulting fees for services rendered by its officers/directors in the aggregate amount of $102,000, of which $38,000 is included in accounts payable.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Office Leases

The Company currently leases space in Denver, Colorado. Total minimum rental payments for non-cancelable operating leases are as follows:

2005	$ 50,541
2006	53,517
2007	13,564
	$ 117,622

Rent expense was approximately $98,000, $51,000, and $4,000 for the years ended November 30, 2004, 2003 and 2002, respectively.

Delay Rentals

In conjunction with the Company's working interests in undeveloped oil and gas prospects, the Company must pay approximately $155,000 in delay rentals and other costs during the fiscal year ending November 30, 2005 to maintain the right to explore these prospects. The Company continually evaluates its leasehold interests, therefore certain leases may be abandoned by the Company in the normal course of business.

European Properties

In connection with its exploration concession in the Jiu Valley in Romania, the Company is obligated to expend $252,000 during the year ending in October 2005 in order to retain its rights to the concession. The Company has an obligation to drill a test borehole in the Neues Bergland Permit in Germany in 2005, in order to maintain the permit.

Environmental

Oil and gas producing activities are subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Contingencies

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

a.) In January, 2005, certain holders of warrants issued in connection with the August and October 2003 Convertible Debenture offering exercised their stock purchase warrants. The Company issued 635,594 shares of common stock at the exercise price of $0.71 per share for total cash proceeds received of $451,272.

b.) The Company notified the holders of its Convertible Notes (the "Holders") that, in accordance with the terms of the Convertible Notes, the payment of accrued interest due on January 14, 2005, would be made in shares of the Company's Common Stock instead of cash. The Holders converted the accrued interest totaling $860,440 into 722,567 shares of Common Stock at various conversion rates.

c.) The Company has notified the Holders that in accordance with the terms of the Convertible Notes, the principal and interest payment due on March 1, 2005, totaling $1,148,402, would be made part in cash, $474,217, and the balance, $674,185, in shares of the Company's Common Stock. On March 1, 2005, holders converted $674,185 into 433,671 shares of Common Stock at a conversion rate of $1.55 per share.

d.) On March 2, 2005, the Company entered into a Lease Acquisition and Development Agreement (the "Agreement") with two non-related $7,000,000 in escrow. In connection with the Agreement the Company entered into a Participation Agreement with a related party, to acquire all or a portion of the remaining 41-2/3% working interest in the subject properties. Jointly, the Company and the Related Party have an obligation under the Agreement to drill one well by November 1, 2005 and nine additional wells by August 22, 2006.

Funding for the Company's share of acquisition and project costs has been financed through a private placement of senior subordinated convertible notes. On March 1, 2005, Galaxy entered into Securities Purchase Agreements with several accredited investors pursuant to which Galaxy agreed to sell, and the Investors agreed to purchase, in the aggregate, up to $7,695,000 principal amount of Senior Subordinated Convertible Notes and three-year warrants to purchase 1,637,234 shares of common stock at $1.88 per share. The notes may be converted by the holders into shares of common stock at a price of $1.88 per share.

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the Unaudited financial data for each quarter for the years ended November 30, 2004, 2003 and 2002:

	Three months ended			
	02/28/04	05/31/04	08/31/04	11/30/04
Revenues				
Natural gas sales	$ -	$ -	$ 23,780	$ 98,675
Operating expenses				
Lease operating expenses	-	-	15,215	44,032
General and administrative	676,424	1,047,625	874,001	919,168
Abandoned oil and gas properties	-	-	-	-
Depreciation and amortization	1,335	21,767	18,207	35,081
	677,759	1,069,392	907,423	998,281
Other income (expense)				
Interest	13,337	9,897	7,652	20,510
Interest and financing costs	(771,594)	(2,288,633)	(191,268)	(3,100,605)
	(758,257)	(2,278,736)	(183,616)	(3,080,095)
Net (loss)	$(1,436,016)	$(3,348,128)	$(1,067,259)	$(3,979,701)
Net (loss) per common share				
Basic and diluted	$ (0.03)	$ (0.06)	$ (0.02)	$ (0.07)

During the 4th quarter of the year ended November 30, 2004, the Company recorded a cumulative adjustment in the amount of $1,306,608 to reflect the write-off of the unamortized balance of the discount attributable to the fair value of the warrants, $864,722, and the unamortized balance of deferred financing costs, $441,866, at the date of conversion of the convertible debentures issued in the prior fiscal year. The amounts have been charged to operations as interest expense.

	Three months ended 02/28/03	05/31/03	08/31/03	11/30/03
Revenues				
Natural gas sales	$ -	$ -	$ -	$ -
Operating expenses				
Lease operating expenses	-	-	-	-
General and administrative	428,216	441,585	654,990	570,704
Abandoned oil and gas properties	-	-	-	65,769
Depreciation and amortization	-	-	-	685
	428,216	441,585	654,990	637,158
Other income (expense)				
Interest	-	-	-	-
Interest and financing costs	-	-	-	(417,646)
	-	-	-	(417,646)
Net (loss)	$ (428,216)	$ (441,585)	$ (654,990)	$ (1,054,804)
Net (loss) per common share				
Basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.04)

	Period from Inception (June 18, 2002) To 8/31/02	Three Months ended 11/30/02
Revenues		
Natural gas sales	$ -	$ -
Operating expenses		
Lease operating expenses	-	-
General and administrative	456,821	683,245
Abandoned oil and gas properties	-	-
Depreciation and amortization	-	-
	456,821	683,245
Other income (expense)		
Interest	-	-
Interest and financing costs	-	-
	-	-
Net (loss)	$ (456,821)	$ (683,245)
Net (loss) per common share		
Basic and diluted	$ (0.06)	$ (0.02)

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been trading on the over-the-counter bulletin board ("OTCBB") under the symbol "GAXI" since December 10, 2001. The trading symbol often appears as "GAXI.OB" in quotation requests on the Internet. The following table sets forth the range of high and low bid quotations for each fiscal quarter for the last two fiscal years. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

Fiscal Quarter Ending	High Bid	Low Bid
February 28, 2003	$ 1.47	$ 1.03
May 31, 2003	$ 1.25	$ 0.87
August 31, 2003	$ 0.90	$ 0.63
November 30, 2003	$ 2.57	$ 0.60
February 29, 2004	$ 3.78	$ 1.95
May 31, 2004	$ 3.60	$ 1.00
August 31, 2004	$ 1.66	$ 1.19
November 30, 2004	$ 1.86	$ 1.10
February 28, 2005	$ 1.79	$ 1.22

On March 8, 2005, the closing price for the common stock was $1.93.
As of March 8, 2005, there were 124 record holders of our common stock.

Since our inception, no cash dividends have been declared on our common stock. We do not anticipate paying dividends on our common stock at any time in the foreseeable future. Our board of directors plans to retain earnings for the development and expansion of our business. Our directors also plan to regularly review our dividend policy. Any future determination as to the payment of dividends will be at the discretion of our directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and other factors as the board may deem relevant. We are not restricted by any contractual agreement from paying dividends.

Annual Meeting	The annual meeting of Galaxy Energy Corporation shareholders will be held at 10:00 a.m. Mountain Time on Tuesday, June 21, 2005, at The Westin Tabor Center, 1672 Lawrence Street, Denver, Colorado. Proxy materials and a formal notice of the meeting will be sent to shareholders in advance of the meeting.
Stock Listing	Galaxy Energy's common stock is traded on the OTC Bulletin Board electronic stock trading system under the ticker symbol GAXI.
Form 10-K/A	The company files an annual report with the Securities and Exchange Commission of Form10-K. An amendment to Form 10-K, entitled Form 10-K/A Amendment No. 1, was filed with the Securities and Exchange Commission on March 17, 2005. Shareholders may obtain a copy of this report without charge by writing to the President, Galaxy Energy Corporation, 1331 17th Street, Suite 730, Denver, Colorado 80202. Additionally, access to all of Galaxy Energy Corporation's SEC filings is available online at the company Web site, Investor Relations section – *www.galaxyenergy.com.*
Investor Questions	Questions concerning the company from investors and the financial community should be directed to Brad Long/Investor Relations, Galaxy Energy Corporation, (800) 574-4294, or submit your questions via email: info@galaxyenergy.com.
Administrative Questions	Questions concerning stock certificates, stock transfers and other administrative subjects should be directed to the stock transfer agent for Galaxy Energy Corporation.
Transfer Agent	*Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden,* Colorado 80401, Telephone (303) 262-0600, Fax (303) 262-0700.
Counsel	Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado
Independent Registered Public Accounting Firm	Hein & Associates LLP, Denver, Colorado
Corporate Headquarters	1331 17th Street, Suite 730 Denver, CO 80202 (303) 293-2300 www.galaxyenergy.com

BOARD OF DIRECTORS

Marc E. Bruner
President and Chief Executive Officer
Galaxy Energy Corporation

C. Tony Lotito
Executive Vice President, Chief Financial Officer and Treasurer
Galaxy Energy Corporation

Cecil D. Gritz
Chief Operating Officer
Galaxy Energy Corporation

Dr. James M. Edwards
Retired Chief Geologist
Triton Energy Corporation

Robert Thomas Fetters, Jr.
Chairman
Alliance Oil and Gas Company, LLC
Waveland Energy Partners, LLC

Thomas W. Rollins
Chief Executive Officer
Rollins Resources

Nathan C. Collins
Retired President and Chief Executive Officer
Bank of the Southwest

EXECUTIVE OFFICERS

Marc E. Bruner
President and Chief Executive Officer

C. Tony Lotito
Executive Vice President, Chief Financial Officer and Treasurer

Cecil D. Gritz
Chief Operating Officer

Richard E. Kurtenbach
Vice President Administration and Controller

Gerri A. Baratz
Corporate Secretary



Design: CTA Public Relations
Photography: Bill Cooley, Cooley Images

GALAXY
ENERGY CORPORATION
[illegible] Street, Suite 730
Denver, Colorado 80202
Tel (303) 293-2300
Fax (303) 293-2417
www.galaxyenergy.com